1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

June 5, 2015

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:       Market Vectors ETF Trust (the “Trust”)

(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to Market Vectors Global Spin-Off ETF, a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on February 19, 2015. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that will be incorporated into the Fund’s Final Prospectus and Statement of Additional Information in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Prospectus

Comment 1.	Please confirm that the fee waiver will be in place for at least one year and that the Adviser cannot recoup fees or expenses reimbursed.

Response 1. We hereby confirm that the expense limitation will continue for a period of at least one year from the date of the Fund’s prospectus and have revised the disclosure accordingly. The Adviser cannot recoup fees or expenses reimbursed.

Comment 2.	Please explain how the term “Global” in the Fund’s name is consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response 2. We believe that the use of the term “Global” in the Fund’s name complies with Rule 35d-1 under the 1940 Act and SEC staff guidance relating to the names rule. As stated in the Fund’s prospectus, the Fund seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the Horizon Kinetics Global Spin-Off Index (the “Index”). The Index is comprised of securities that have been spun-off from a parent company and are domiciled and listed in the U.S. or developed markets of Western Europe and Asia. The Index was created and is maintained by Horizon Kinetics, LLC (the “Index Provider”), an unaffiliated, third-party index provider. The Index Provider maintains three indices that are comprised of these types of securities. One index only includes U.S. companies, the second index only includes non-U.S. companies and the third index, the Index, contains both U.S. and non-U.S. companies.

Rule 35d-1’s adopting release (the “Adopting Release”) stated that, although “global” funds are not subject to Rule 35d-1 under the 1940 Act, the term “global” connotes diversification among investments in a number of different countries throughout the world. Footnote 42 of the Adopting Release explains that the SEC expects that funds using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. We acknowledge that the SEC staff, in 2012, determined that one way to satisfy this requirement would be for a fund to invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the United States or, if conditions are not favorable, invest at least 30 percent of its assets outside the United States. However, we believe this is not the only way for a fund to demonstrate that it is “global” in nature. With respect to index-based funds, if a fund invests in non-U.S. securities to approximately the same extent as the fund’s benchmark index, then the Staff may consider whether such formulation effectively connotes the appropriate level of investment outside of the United States.

The Index is a rules-based, equal-weighted index intended to track the performance of listed, publicly-held spin-offs that are domiciled and trade in the U.S. or developed markets of Western Europe and Asia. The Index rule book does not contain any limitations on the percentage of the Index that will be comprised of non-U.S. companies as this may change over time and depends on varying market conditions. However, unlike the other two indices maintained by the Index Provider, the Index will always include both U.S. and non-U.S. companies that meet the Index criteria. Because the Fund seeks to track the Index generally through replication, and the component securities of the Index must be domiciled and listed in the U.S. or the developed markets in Western Europe and Asia, we believe that the Fund’s name is consistent with the intent of Rule 35d-1 and adequately demonstrates that the Fund will generally invest in a number of different countries throughout the world under normal market conditions.

The Index was launched on April 1, 2014 and the Index Provider has provided us with back-tested data from the period of December 31, 2003 to March 31, 2014.  From January 2004 to December 2014, the Index, on average based on annual data, was comprised of approximately 43% of non-U.S. issuers with exposure to approximately 12 non-U.S. countries.  During the same period, the Index had a maximum exposure to non-U.S. issuers of 53% and a minimum exposure to non-U.S. issuers of 33%.  We also note that, during this period based on annual data, the Index had at least 40% exposure to non-U.S. issuers approximately 75% of the time, and at all times was comprised of at least 30% non-U.S. issuers. In the chart below, we have provided the Index’s exposure to non-U.S. issuers and the number of non-U.S. countries that comprised the Index on a calendar year basis.

Year	Exposure to non-U.S. issuers	Number of non-U.S. countries
2003	44%	10
2004	46%	10
2005	49%	12
2006	52%	13
2007	53%	14
2008	39%	11
2009	43%	11
2010	45%	9
2011	40%	13
2012	35%	12
2013	40%	14
2014	33%	14

As reflected in the chart above, the Index is at historical lows with respect to its exposure to non-U.S. issuers.  We believe this is due to recent events in the global economy.  Companies spun-off from companies domiciled and listed in the United States have represented a disproportionately large amount of the Index universe due to less favorable market conditions being present in the developed markets of Western Europe and Asia.

We would also note that the names of index-based exchange-traded funds generally match the name of the fund’s benchmark index. We believe this naming convention is important to prevent any potential market or investor confusion. In this case, we are highlighting to investors that the Fund’s universe for investment is not limited to the United States and the Fund’s portfolio will contain securities of non-U.S. issuers.

Therefore, we believe the Fund’s name is not misleading and complies with Rule 35d-1 under the 1940 Act.

Comment 3.	The Staff notes that the section entitled “Additional Information About the Fund’s Investment Strategies and Risks—Additional Investment Strategy” refers to investments in certain derivatives. The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure to identify the types of derivatives that the Fund expects to invest in and revise the risks of derivatives accordingly.

Response 3. We acknowledge the comment and confirm that the relevant derivatives disclosure was reviewed in light of Staff observations in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute.

STATEMENT OF ADDITIONAL INFORMATION

Comment 4.	Please revise fundamental investment restriction #7 as follows:

The Fund may not purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry except that the Fund ~~may~~ will invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund replicates concentrates in an industry or group of industries. This limit does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. [(Emphasis added.)]

Response 4. We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Joseph McClain at (212) 698-3868 or me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss

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